Exhibit 99.1

NOVA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Ltd. (the “Company”) will be held on Wednesday, June 18, 2025, at 5:00 p.m. Israel time (1000: a.m. Eastern time), at the Company’s offices, located at 5 David Fikes St., Rehovot 7632805, Israel.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of the Company’s compensation policy for directors and officers;

3.	Approval of amendments to the employment terms of Mr. Gabriel Waisman as the President and Chief Executive Officer of the Company;

4.	Approval of amendments to the compensation terms of our directors; and

5.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Any such shareholder may submit a proposed additional agenda item to the Company’s offices, c/o Ms. Leeat Peleg, Chief Legal Counsel, at 5 David Fikes St., Rehovot 7532805, Israel, no later than May 20, 2025. To the extent that there are any additional agenda items that our board of directors (the “Board”) determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than May 27, 2025, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of each of Proposal No. 2 and Proposal No. 3 and, if Proposal No. 2 is not approved by the shareholders, Proposal No. 4, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 3, and, if Proposal No. 2 is not approved by the shareholders, Proposal No. 4, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2, Proposal No. 3, or, if applicable, Proposal No. 4), please notify Ms. Leeat Peleg, Chief Legal Counsel, at c/o Nova Ltd., 5 David Fikes St., Rehovot 7532805, Israel, telephone: +972-73-229-5600, or by email (leeat-p@nova.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (i) other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto, (ii) other than Mr. Gabriel Waisman and his relatives, none of our shareholders should have a personal interest in Proposal No. 3 and be deemed an Interested Shareholder with respect thereto, and (iii) other than each of our directors and their relatives, none of our shareholders should have a personal interest in Proposal No. 4 and be deemed an Interested Shareholder with respect thereto.

The shareholders’ vote with respect to the approval of Proposal No. 4 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 2 and Proposal No. 3, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2 or Proposal No. 3.

Only shareholders of record at the close of business on May 19, 2025 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

As of May 9, 2025, the Company had 29,400,092 issued and outstanding Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Shareholders who will not attend the Meeting in person may vote with respect to Proposal No. 1 through 5 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 700: a.m. (Israel time) on the date of the Meeting, June 18, 2025. A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

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A shareholder is entitled to contact the Company directly and receive the text of the proxy card.

A shareholder whose Shares are registered with a member of the Tel Aviv Stock Exchange Ltd., or TASE, and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. Such shareholder should receive instructions about electronic voting from the TASE member through which he or she holds the Shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to June 25, 2025, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the 5 David Fikes St., Rehovot 7532805, Israel, during normal business hours and by prior coordination with Ms. Leeat Peleg, Chief Legal Counsel (Tel: +972-73-229-5600).

By the Order of the Board of Directors, By: /s/ Eitan Oppenhaim Eitan Oppenhaim Executive Chairperson of the Board of Directors of the Company Dated: May 13, 2025

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NOVA LTD.

5 David Fikes St., Rehovot
Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON JUNE 18, 2025

This proxy statement is furnished to the holders of ordinary shares, no par value (the “Shares”), of Nova Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the 5 David Fikes St., Rehovot 7632805, Israel on June 18, 2025, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Ltd.

Agenda Items

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.
Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of the Company’s compensation policy for directors and officers;

3.	Approval of amendments to the employment terms of Mr. Gabriel Waisman as the President and Chief Executive Officer of the Company;

4.	Approval of amendments to the compensation terms of our directors; and

5.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 19, 2025 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 9, 2025, the Company had 29,400,092 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposal.

A shareholder whose Shares are registered with a member of the Tel Aviv Stock Exchange Ltd., or TASE, and are not registered on the Company’s shareholders’ register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association (the “Articles”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Any such shareholder may submit a proposed additional agenda item to the Company’s offices, c/o Ms. Leeat Peleg, Chief Legal Counsel, at 5 David Fikes St., Rehovot 7632805, Israel, no later than Tuesday, May 20, 2025. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, May 27, 2025, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 22, 2025. This proxy statement and the accompanying proxy card are also available to the public through the following websites: http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or by proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to June 25, 2025, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of each of Proposal No. 2, Proposal No. 3 and, if Proposal No. 2 is not approved by the shareholders, Proposal No. 4, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 3, and, if Proposal No. 2 is not approved by the shareholders, Proposal No. 4, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2, Proposal No. 3, or, if applicable, Proposal No. 4), please notify Ms. Leeat Peleg, Chief Legal Counsel, at c/o Nova Ltd., 5 David Fikes St., Rehovot 7532805, Israel, telephone: +972-73-229-5600, or by email (leeat-p@nova.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (i) other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto, (ii) other than Mr. Gabriel Waisman and his relatives, none of our shareholders should have a personal interest in Proposal No. 3 and be deemed an Interested Shareholder with respect thereto, and (iii) other than each of our directors and their relatives, none of our shareholders should have a personal interest in Proposal No. 4 and be deemed an Interested Shareholder with respect thereto.

The shareholders’ vote with respect to the approval of Proposal No. 4 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 2 and Proposal No. 3, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2 or Proposal No. 3.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in the Companies Law) with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2024, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our Articles.

Name and Principal Position(1)	Salary and Benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
USD$
Gabriel Waisman President, Chief Executive Officer	513,122	778,441	1,952,063	3,243,627
Shay Wolfling Chief Technology Officer	400,510	260,832	450,890	1,094,432
Gabriel Sharon Chief Operations Officer	348,141	198,124	394,317	940,582
Effi Aboody Corporate VP and General Manager Dimensional Metrology Division	346,062	215,153	378,241	939,455
Dror David (5) Chief Financial Officer	398,957	-	522,103	921,060

(1)	All Covered Executives are employed on a full time (100%) basis.

(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies. USD amounts of payments made in NIS are calculated based on the average NIS/USD exchange rate during 2024.

(3)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2024, including the annual cash bonus for 2024, which have been provided for in the Company’s financial statements for the year ended December 31, 2024, but paid during 2025. Such amounts exclude bonuses paid during 2024 which were provided for in the Company’s financial statements for previous years. USD amounts of payments made in NIS are calculated based on the average NIS/USD exchange rate during 2024.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2024, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2024, as filed with the Commission on February 20, 2025 (the “Annual Report”).

(5)
On April 8, 2024, Nova announced changes in senior leadership positions. Dror David who served as Nova’s Chief Financial Officer since 2005 retired from the Company and Guy Kizner succeeded Mr. David effective as of July 1, 2024.

The annual target bonus of Mr. Waisman, the Company’s President and Chief Executive Officer for the year ended December 31, 2024, was divided into the following discrete components that were weighted as follows (the “2024 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	30%
Company revenue	25%
Organic growth engines	10%
Strategy and M&A	10%
Organization and infrastructure	15%
An evaluation of the overall performance in the fiscal year by the compensation committee and the Board based on predetermined milestones	10%

Each component was measured against a target that was determined by the compensation committee and the Board in February 2024. In addition, the 2024 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds had been met in 2024. As required by the Company’s compensation policy currently in effect, the total annual cash bonuses awarded to all our executive officers in 2024 did not exceed 10% of our non-GAAP operating profit in 2024 as detailed in the Form 6-K furnished by the Company to the Commission on February 13, 2025.

The annual target bonus of Mr. Waisman, the Company’s President and Chief Executive Officer for the year ending on December 31, 2025, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows (the “2025 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	25%
Company revenue	30%
Organic growth engines	10%
Strategy and M&A	10%
Organization and infrastructure	15%
An evaluation of the overall performance in the fiscal year by the compensation committee and the Board based on predetermined milestones	10%

The 2025 Bonus Plan payout is subject to certain thresholds related to the Company’s revenue and profitability. Further, in accordance with our compensation policy currently in effect, the total annual cash bonuses awarded to all our executive officers in 2025 cannot exceed 10% of our non-GAAP operating profit for 2025.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. EITAN OPPENHAIM, MR. AVI COHEN,
MR. RAANAN COHEN, MS. ZEHAVA SIMON, MS. SARIT SAGIV AND MR. YANIV GARTY, AS A DIRECTOR
OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT
ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to approve the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty as a director of the Company to hold office until the close of the next annual general meeting. Our Board has determined that each of the director nominees, other than Mr. Eitan Oppenhaim, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently six directors serving on the Board, all of whom are standing for re-election or election under this Proposal No. 1. All six directors standing for re-election attended more than 90% of the meetings of the Board and its committees on which they served held since the previous annual general meeting.

Each of the director nominees named above has certified to us that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

Set out below are details on the directors standing for re-election or election:

Mr. Eitan Oppenhaim was named executive chairman of our Board on March 31, 2023, after serving as member of our Board from October 2019. Mr. Oppenhaim served as the President and Chief Executive Officer of the Company from July 31, 2013 until March 31, 2023, and has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008 and during the period between December 2022 and March 2023 he also served as the interim chairperson of our Board while Dr. Michael Brunstein was absent for health-related reasons. Additionally, Mr. Cohen serves as Executive Chairman of ZOOZ Power Ltd. (TASE: ZOOZ) and as a director of Cognyte Software Ltd. (Nasdaq: CGNT) as well as on the board of directors of Cortica Ltd., Sight Diagnostics, and CGS Tower Networks Ltd. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies (TASE: ORBI). From September 2006 until December 2008, Mr. Cohen served as chief operating officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president and member of the executive management committee. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds a B.Sc. and a M.Sc. in electrical engineering and applied physics from Case Western Reserve University, U.S.

Mr. Raanan Cohen was appointed as a director of the Company by our Board in February 2014. Prior to that and until December 2012, Mr. Cohen served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen serves as director of Eyecuracy Ltd., a private company, served as the Chief Executive Officer of EyeWay Vision Ltd., a private company until November 2024, and has served as a director of Gezuntech therapeutics, a private company until January 2025. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University of Jerusalem, Israel.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our Board in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE. Ms. Sagiv served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) between 2016 and 2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (Nasdaq and TASE: NICE), with responsibility for the finance, legal, operations and IT areas, and before that as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX). Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel-Aviv University, Israel and an M.A. in Law from Bar Ilan University, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, and Nice Ltd., a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University of Jerusalem, Israel, a law degree (LL.B.) from Reichman University (formerly, the Interdisciplinary Center in Herzliya, Israel) and an M.A. in Business and Management from Boston University, U.S.

 Mr. Yaniv Garty was appointed to serve as a director of the Company by our Board as of April 2, 2023. From January 2017 to February 2023, Mr. Garty was a Vice President at Intel, a public company traded on the Nasdaq, and the General Manager of Intel Israel – Israel’s largest Hi-Tech employer and Intel’s largest operation outside the U.S. Before returning to Israel from the Bay Area, Mr. Garty held multiple positions within Intel since its acquisition of Envara Inc. in 2004. He initially served as Chief Operating Officer of Intel’s Broadband Wireless Division (WiMAX/4G and WLAN solutions), and from 2011 to 2018 as the General Manager of the Wireless Connectivity Solutions business unit, a worldwide organization responsible for delivering wireless connectivity technologies and products. Prior to Intel’s acquisition of Envara, Mr. Garty had multiple engineering, business, and managerial positions in different companies, including Serconet Networks, Optibase, and Orckit Communications. Prior to this, Mr. Garty served as an R&D Engineer with the Ministry of Defense of Israel. Mr. Garty serves as a director of the board of Strauss Group, a publicly traded company (TASE: STRS) as of September 2024. Additionally, Mr. Garty serves as the Chairman of the America-Israel Chamber of Commerce since January 2018, a voluntary organization of more than 230 Israeli and multinational companies. Mr. Garty holds a B.Sc. in electrical engineering and an MBA, both from Tel Aviv University, Israel.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon and Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF THE COMPANY’S COMPENSATION POLICY FOR
DIRECTORS AND OFFICERS

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years. The current compensation policy was approved by our shareholders in June 2022.

Under the Companies Law, the adoption of the proposed compensation policy requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Quorum and Voting Requirements’ above.

Following a review of the compensation policy by our compensation committee and Board, the compensation committee and Board approved, and recommended that our shareholders approve, the compensation policy in the form attached hereto as Appendix A. In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy, provided that our compensation committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

Our proposed compensation policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our proposed compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

The proposed compensation policy is substantially identical to our current compensation policy, with only editorial changes, clarifications, and minor adjustments. The primary differences are: (i) the provisions regarding director compensation, which are now addressed in general terms in line with Proposal No. 4 (as director compensation is, in any event, subject to shareholder approval under the Companies Law); and (ii) the simplification of the clawback provisions, which are now addressed in a separate policy as required by stock exchange rules.

Our compensation committee and Board believe that by approving the proposed compensation policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our Board, especially given the high demand for experienced and talented executives in the Israeli market.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto.

The Companies Law allows the Board to approve this Proposal No. 2 even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose this Proposal No. 2.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated May 13, 2025.”

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF
MR. GABRIEL WAISMAN AS THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
 OF THE COMPANY

At the Meeting, shareholders will be asked to approve the following amendments to the employment terms of Mr. Gabriel Waisman as our President and Chief Executive Officer, as approved by our compensation committee and the Board, as follows:

(i)	An increase of the monthly base salary from NIS 120,000 to NIS 131,500 (approximately, $36,000), effective as of June 1, 2025;

(ii)
An increase in the maximum annual cash bonus for 100% achievement from twelve (12) monthly base salaries to fourteen (14) monthly base salaries, with additional payment of up to ten (10) monthly salaries in the case of overachievement; and

(iii)	A grant of 6,710 restricted share units and 6,710 performance share units granted as of July 1, 2025, in accordance with the following terms:

a.
The restricted share units will vest over a period of four (4) years, in four equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

b.
The performance share units will vest over a period of four (4) years, in four equal annual installments, provided that the Company meets or exceeds, with respect to 50% of the units, the revenue target, and with respect to the other 50% of the units, the non-GAAP operating profit targets, in each case, as set forth in the Company's budget as approved by the Board for the fiscal year preceding the date of vesting, unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

c.
In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%); and

d.
In the event that prior to the completion of the vesting of equity awards granted to Mr. Waisman an acquisition of the Company or asset transfer of all or substantially all the assets of the Company (collectively, an "M&A Event") will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Waisman unvested equity awards will become fully vested and exercisable, or substituted for equity awards in a successor company.

Under the Companies Law, any arrangement between a public company and its chief executive officer relating to his or her compensation requires the approval of that company’s compensation committee, board, and shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Quorum and Voting Requirements’ above.

The proposed terms of employment for Mr. Waisman were approved by the compensation committee and the Board. The terms reflect Mr. Waisman’s experience, a comprehensive compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company.

Our compensation committee and Board reviewed a comprehensive analysis of 84 Israeli public companies, including 11 peer companies, based on two surveys prepared by independent compensation advisors, Zviran and Compvision. The peer group was constructed by Compvision with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage. The peer group was approved by our compensation committee and included Israeli companies listed in the U.S., some of which are dually listed on TASE, such as Global-e Online Ltd., Elbit Systems Ltd., Playtika Holdings Corp., SolarEdge Technologies Ltd., Tower semiconductors Ltd., monday.com Ltd., CyberArk Software Ltd., Wix.com Ltd., and Camtek Ltd. These surveys indicated that our proposed CEO compensation terms are in line with market practices.

Our compensation committee and Board approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The grants under this Proposal No. 3 (if approved), together with the total outstanding options, restricted share units and performance share units granted under our incentive plans, as of the end of the first quarter of 2025, represent approximately 1.9% of our total issued and outstanding share capital on a fully diluted basis as of May 9 2025 (which is lower than the 10% threshold set in our current compensation policy).

The proposed employment terms of Mr. Waisman are in line with our current compensation policy as approved by our shareholders and with the proposed compensation policy attached hereto as Appendix A.

The Companies Law allows the Board to approve this Proposal No. 3 even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose this Proposal No. 3.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendment to the terms of employment of Mr. Gabriel Waisman, as the President and Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated May 13, 2025.”

The Board recommends shareholders vote “FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL OF AMENDMENTS TO THE COMPENSATION TERMS OF OUR DIRECTORS

Under the Companies Law, the compensation of directors requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. In the event the proposed compensation policy under Proposal No. 2 is not approved by our shareholders, the proposed amendments to the compensation terms of our directors (including the chairperson of our Board) under this Proposal No. 4 shall only be approved if the special voting requirement, detailed under ‘Quorum and Voting Requirements’ above, is met.

Proposed Compensation Scheme:

In connection with the annual review process conducted by our compensation committee, each of our compensation committee and Board evaluated our directors’ compensation scheme and reviewed, among others, a comprehensive compensation benchmark analysis conducted by an independent compensation advisor, AON (Radford). The comprehensive benchmark analysis included surveys of directors’ compensation terms of seventeen Israeli and U.S. public peer companies (including the compensation terms of the chairpersons of these peer companies). This survey included Israeli companies listed in the U.S., some of which are dually listed on TASE, including Elbit Systems Ltd., Nice Ltd., Tower semiconductors Ltd., monday.com Ltd., CyberArk Software Ltd., Wix.com Ltd., Enlight Renewable Energy Ltd., JFrog Ltd., and Camtek Ltd., as well as U.S. peers, including Payoneer Global Inc., Solaredge Technologies Inc., Lemonade Inc., and SentinelOne Inc. This survey indicated that the proposed revisions of our compensation policy concerning directors’ compensation are in line with market practices.

Our compensation committee and Board concluded that an amendment was appropriate with respect to compensation granted to our directors, including the chairperson of our Board. Under the proposed compensation scheme, our directors will be entitled to the compensation terms detailed hereunder:

(i)
an annual cash fee retainer of $60,000 with additional annual payment as follows: (a) for service on Board committees: $12,000 (or $20,000 for the chairperson) for each member of the audit committee; $12,000 (or $18,000 for the chairperson) for each member of the compensation committee; and $8,500 (or $12,500 for the chairperson) for each member of the nominating committee or any other Board committee; and (b) for services as the chairperson of our Board, an additional $60,000; provided, that in the event payments are made in NIS, the amounts will be calculated based on the average exchange rate;

(ii)
in the event a new director is appointed by the Board or elected by the Company’s shareholders (other than the chairperson of the Board), a one-time equity award of restricted share units of $255,000 which will vest annually over a period of three (3) years (subject to such director’s continued service through such date);

(iii)
an equity award of restricted share units, on an annual basis on the date of the annual general meeting of the Company’s shareholders (subject to such director’s continued service) at a value of $192,000 (or $600,000 for the chairperson of the Board), which will vest on the first anniversary of the date of grant, subject to such director’s continued service through such date; provided, however, that the director must have served on the Board for at least one (1) year prior to the date of the annual general meeting of the Company’s shareholders in order to be eligible for such award; and

(iv)
a director whose service as a director ends (other than in the case the director is removed by the Company’s shareholders or disqualified under the Companies Law) following at least eight (8) years of directorship will be entitled to the acceleration of vesting of any equity awards, including options and restricted share units, subject to vesting within three (3) months of his or her last date of service, so such equity awards will be fully vested as of such date.

Furthermore, under the proposed compensation scheme and in accordance with the Company’s policies and procedures, our non-executive directors and the chairperson of our Board will be entitled to reimbursement of expenses and to be covered by our directors’ and officers’ (D&O) insurance and indemnification.

The proposed director’s compensation scheme amends our current directors’ compensation scheme by: (a) changing the currency in which cash compensations are paid to our directors from NIS to U.S. dollars; (b) increasing the additional annual payment to the chairperson of our Board from approximately $38,000 to $60,000, thereby providing the chairperson of our Board with an aggregate annual cash retainer of $120,000, which is the market 50th percentile; (c) increasing the additional annual payment to the chairperson of our audit committee from approximately $18,000, which is below the market 25th percentile, to $20,000, which is the market 50th percentile; (d) increasing the value of the equity award of restricted share units granted to our non-executive directors from $170,000 to $192,000 annually, which is the market 50th percentile, and revising the vesting schedule of our directors’ annual equity award from four years to one year to match such awards with market practice and the annual election cycle of directors; and (e) increasing the value of the one-time equity award of restricted share units granted to newly elected and/or appointed directors from $170,000 to $255,000, which is below the market 50th percentile, thereby reflecting a 1.5 multiplier on the value of our current non-executive directors’ annual equity award, and revising the vesting schedule of such equity award from four years to three years, to match such equity award with market practice. Other than as specified herein, no additional amendments are proposed to the compensation terms of our directors, including the chairperson of the Board.

In making this Proposal No. 4, our compensation committee and Board have considered and factored in the level of expertise and high-time commitment required from our directors, including the chairperson of our Board.

The proposed amendments to the compensation scheme are in line with the proposed compensation policy attached hereto as Appendix A.

If approved at the Meeting, the proposed compensation scheme shall be effective as of the date of this annual general meeting of shareholders. In the event this Proposal No. 4 is not approved, the current director compensation scheme will remain in place.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve the amendment to the terms of employment of the directors of the Company, including the chairperson of the Board, as detailed in the Proxy Statement, dated May 13, 2025.”

The Board recommends shareholders vote “FOR” Proposal No. 4

PROPOSAL NO. 5

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST
FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2024 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 5

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors, By: /s/ Eitan Oppenhaim Eitan Oppenhaim Executive Chairperson of the Board of Directors of the Company Dated: May 13, 2025

Appendix A

COMPENSATION POLICY

NOVA LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on June [__], 2025)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Nova Ltd. (“Nova” or the “Company”), in accordance with the requirements of the Companies Law and the regulations promulgated thereunder, 5759-1999 (the “Companies Law”).

Compensation is a key component of Nova’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nova’s value and otherwise assist Nova to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Nova’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Nova’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Nova’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Nova (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Nova’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Nova’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Nova’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Nova’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Nova’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provision; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Nova’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Nova’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Nova’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Nova were examined and will continue to be examined by Nova from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Nova.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Nova to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Nova’s ability to attract and retain highly skilled professionals, Nova will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Nova’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Nova shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Nova’s practice and the practice in peer group companies;

7.1.5.
Nova shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Nova’s policies and procedures and the practice in peer group companies; and

7.1.6.
Nova shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Nova’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.
Nova may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Nova’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Nova’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Nova’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds (based on annual budget revenue and/or positive non-GAAP operating income) that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Nova’s business environment, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	The total annual cash bonuses awarded to all of Nova’s Executive Officers shall not exceed 10% of Nova’s non-GAAP operating income.

8.4.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus or a prorated one. Such bonus will become due on the same scheduled date for annual cash bonus payments by the Company.

8.5.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Nova’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Nova’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on:

9.1.1.
Overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow. At least 30% of the annual cash bonus of Nova’s Executive Officers will be based on overall company performance measures; and

9.1.2.
Divisional objectives which may include operational objectives, such as market share, initiation of new markets and products and operational efficiency, customer focus objectives, such as system availability requirements and customer satisfaction, project milestones objectives, such as product implementation in production, product acceptance and new product penetration, and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.4.
The annual cash bonus of Nova’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Nova’s Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.4.1.	Between 40%-60% will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow; and

9.4.2.
Between 20%-50% will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as expansion of the Company’s organic growth engines and achieving strategic technology objectives.

9.5.
The less significant part of the annual cash bonus granted to Nova’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	Information on the CEO’s performance measurable objectives shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Nova may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 30% of the Executive Officer’s total compensation package on an annual basis. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.
Signing Bonus. Nova may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed twelve (12) monthly entry base salaries of the Executive Officer.

10.3.
Relocation Bonus. Nova may grant its Executive Officers a special bonus in the event of relocation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 30% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Nova shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Nova’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Nova and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Nova is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of the grant.

12.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Nova’s Equity-Based Compensation Policy, the main terms of which shall be disclosed in the annual report of Nova.

12.5.
All other terms of the equity awards shall be in accordance with Nova’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant (not including bonus paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO – the lower of 650% of the CEO’s annual base salary or 0.2% of the  market capitalization of  the Company; and (ii) with respect to each of the other Executive Officers - 300% of such Executive Officer’s annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4.	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale-to-cover or any other mechanism as determined by the Board from time to time.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Nova may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement a prior notice of termination of up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options and/or other equity based awards.

Nova may provide the CEO a prior notice of termination of up to twelve (12) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options and/or other equity based awards.

15.	Adjustment Period

Nova may provide an additional adjustment period of up to nine (9) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options and/or other equity based awards.

16.	Additional Retirement and Termination Benefits

Nova may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Nova may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Nova for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Sections 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Nova may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Nova, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Nova may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Nova, all subject to applicable law and the Company’s articles of association.

20.2.	Nova will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
The limit of liability of the insurer shall not exceed the greater of $60 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Nova’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Nova shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $60 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.
Nova may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.
Extension of the exercising period of options or vesting of other equity-based awards for Nova’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.
Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

22.
Members of the Board and its chairperson may be entitled to receive an annual cash retainer for their service on the Board. Additional payments may be made to Board members for their service on the audit, compensation, nominating, or other committees of the Board, as well as for their service as chairpersons of such committees. Members of the Board and its chairperson may also be granted (i) annual equity-based awards and (ii) welcome equity-based awards. Any payment or award under this Section 23 shall be approved as required by applicable law. 24. The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

25.
Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors.

26.	In addition, members of the Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Nova.

27.	It is hereby clarified that the compensation stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

28.
Nothing in this Policy shall be deemed to grant any of Nova’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements or other separate compensation agreements entered into between Nova and the recipient of such rights and privileges. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

29.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

30.
In the event that new regulations or law amendment in connection with Executive Officers and directors compensation will be enacted following the adoption of this Policy, Nova may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Nova and none of the provisions thereof are intended to provide any rights or remedies to any person other than Nova.